UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date: December 18, 2023
Commission File Number: 001-37835
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Indivior PLC
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10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Announcement sent to the London Stock Exchange on December 18, 2023, titled “Transaction in Own Shares”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indivior PLC
Date: December 18, 2023	/s/ Kathryn Hudson
Name: Kathryn Hudson
Title: Company Secretary